UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 19, 2016

MICROCHIP TECHNOLOGY INCORPORATED

(Exact Name Of Registrant As Specified In Its Charter)

Delaware	0-21184	86-0629024
(State or other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

2355 West Chandler Boulevard, Chandler, Arizona 85224-6199

(Address of Principal Executive Offices, Including Zip Code)

(480) 792-7200

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On January 19, 2016, Microchip Technology Incorporated, a Delaware corporation (“Microchip”), Atmel Corporation, a Delaware corporation (“Atmel”), and Hero Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Microchip (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), for the acquisition of Atmel by Microchip (the “Merger”).

Pursuant to the terms of the Merger Agreement, and subject to the terms and conditions set forth therein, at the effective time of the Merger, each issued and outstanding share of common stock of Atmel (“Atmel Common Stock”), other than any shares of Atmel Common Stock owned by Microchip held in the treasury of Atmel, or held by subsidiaries of Microchip or Atmel, will be converted into the right to receive (i) $7.00 in cash and (ii) an amount of shares of Microchip common stock (“Microchip Common Stock”) with $1.15 in value (valued at the average closing price for a share of Microchip common stock for the ten most recent trading days ending on the last trading day prior to the closing), subject to the conditions and restrictions set forth in the Merger Agreement. To the extent that the number of shares of Microchip Common Stock issuable would exceed 13.0 million, the cash consideration per Atmel share will be increased such that the value of the combined cash and stock consideration will remain at $8.15 per share (based upon the average price described in the previous sentence).

The Board of Directors of each of Microchip and Atmel have approved the Merger and the Merger Agreement. The transaction is subject to customary closing conditions, including but not limited to the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of antitrust regulatory approvals in Germany and South Korea, the effectiveness of a registration statement on Form S-4 registering the shares of Microchip Common Stock to be issued in connection with the Merger, and approval by the holders of a majority of the outstanding shares of Atmel Common Stock. The transaction is not subject to any financing condition.

The Merger Agreement contains customary representations, warranties and covenants of Microchip, Atmel, and Merger Sub, including among others, (i) covenants by Atmel concerning the conduct of its business in the ordinary course consistent in all material respects with past practice during the interim period between the execution of the Merger Agreement and the consummation of the Merger, (ii) a covenant by Atmel that, subject to certain exceptions, the Board of Directors of Atmel will recommend to its stockholders adoption of the Merger Agreement, and (iii) a covenant that Atmel will not initiate, solicit, or knowingly encourage the making of proposal or offer that constitutes, or would reasonably be expected to result in, any Company Acquisition Proposal (as defined in the Merger Agreement). The Merger Agreement contains certain termination rights for both Microchip and Atmel and further provides that upon termination of the Merger Agreement under specified circumstances, either Atmel or Microchip may be required to pay the other party a termination fee.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1. We encourage you to read the Merger Agreement for a more complete understanding of the transaction. The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any factual information about Microchip, Atmel or Merger Sub.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of Atmel for their consideration. Microchip will file a Registration Statement on Form S-4 that will include a proxy statement of Atmel that will also constitute a prospectus of Microchip in connection with the acquisition transaction. Investors and security holders are urged to read this document when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of this document (when it is available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. Microchip, Atmel and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Atmel in connection with the acquisition transaction. Information regarding the special interests of these directors and executive officers in the transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Microchip is also included in Microchip’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2015, and Microchip’s amendment to its Annual Report on Form 10-K for the fiscal year ended March 31, 2015, filed with the SEC on June 8, 2015. Additional information regarding the directors and executive officers of Atmel is also included in Atmel’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015. These documents are available free of charge at the SEC’s web site at www.sec.gov, on Microchip’s website (www.microchip.com) and on Atmel’s website (www.atmel.com).

Item 8.01.	Other Events

On January 19, 2016, Microchip and Atmel issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1. In addition, as noted in the press release, a conference call to discuss the Merger will be hosted by Microchip on January 19, 2016, at 2:00 p.m. Pacific time (5:00 p.m. Eastern time).

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of January 19, 2016, by and among Microchip Technology Incorporated, Atmel Corporation, and Hero Acquisition Corporation.

99.1	Joint Press Release issued by Microchip Technology Incorporated and Atmel Corporation, dated as of January 19, 2016.

*	Microchip Technology Incorporated has omitted schedules and other similar attachments to such agreement pursuant to Item 601(b) of Regulation S-K. Microchip Technology Incorporated will furnish a copy of such omitted document to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Microchip Technology Incorporated

Dated: January 19, 2016

	By:	/s/ J. Eric Bjornholt
J. Eric Bjornholt Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of January 19, 2016, by and among Microchip Technology Incorporated, Atmel Corporation, and Hero Acquisition Corporation.

99.1	Joint Press Release issued by Microchip Technology Incorporated and Atmel Corporation, dated as of January 19, 2016.

*	Microchip Technology Incorporated has omitted schedules and other similar attachments to such agreement pursuant to Item 601(b) of Regulation S-K. Microchip Technology Incorporated will furnish a copy of such omitted document to the SEC upon request.